

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2013

<u>Via Email</u>
Sean Clarke
President
ePunk, Inc.
1060 Calle Negocio, Suite B
San Clemente, California 92673

      Re: ePunk, Inc.
             Form 10-K for the year ended September 30, 2012
             Filed February 14, 2013
             File No. 000-53564

Dear Mr. Clarke:

      We issued comments on the above captioned filing on July 10, 2013**.** On September 13, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      Please contact Kristin Shifflett at 202-551-3381, Sonia Bednarowski at 202-551-3666, Susan Block at 202-551-3210 or me at 202-551-3211 if you have any questions.

                  Sincerely,

                  /s/ David R. Humphrey

                  David R. Humphrey
                  Accounting Branch Chief